                                   EXHIBIT 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by the reference in the registration statement of Marlton Technologies, Inc. on Form S-8 (File No. 33-3647) of our report dated April 6, 2001, except for Note 11, as to which the date is April 16, 2001, on our audits of the consolidated financial statements of Marlton Technologies, Inc. and subsidiaries as of December 31, 2000 and 1999 and for the three years in the period ended December 31, 2000 which report is included in this Form 10-K.



PricewaterhouseCoopers LLP



Philadelphia, Pennsylvania
April 16, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders
and Board of Directors of
Marlton Technologies, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 13, after the restatement described in Note (2), present fairly, in all material respects, the financial position of Marlton Technologies, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP





Philadelphia, Pennsylvania
April 6, 2001, except for Note 11,
as to which the date is April 16, 2001

                   MARLTON TECHNOLOGIES, INC. and SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF NET INCOME
                        For the years ended December 31,
                     (in thousands except per share amounts)

                                                          2000              1999              1998
                                                        --------          --------          --------
Net sales                                               $ 92,533          $ 94,584          $ 91,134
Cost of sales                                             72,208            74,625            69,459
                                                        --------          --------          --------
      Gross profit                                        20,325            19,959            21,675
                                                        --------          --------          --------

Selling expenses                                          11,048             9,263             9,681
Administrative and general expenses                        9,217             7,643             6,679
                                                        --------          --------          --------
                                                          20,265            16,906            16,360

                                                        --------          --------          --------
      Operating profit                                        60             3,053             5,315
                                                        --------          --------          --------

Other income (expense):
Interest income                                               91               137               241
Interest expense                                          (1,433)           (1,143)           (1,020)
Income (loss) from investment in affiliates                  (91)              (46)               14
Write-down of investment in affiliate                          -              (465)                -
                                                        --------          --------          --------
                                                          (1,433)           (1,517)             (765)

                                                        --------          --------          --------
Income (loss) before income taxes                         (1,373)            1,536             4,550
                                                        --------          --------          --------

Provision for (benefit from) income taxes                   (267)              727             1,729

                                                        --------          --------          --------
Net income (loss)                                       $ (1,106)         $    809          $  2,821
                                                        ========          ========          ========

Net income (loss) per common share:
Basic                                                   $  (0.15)         $   0.11          $   0.40
                                                        ========          ========          ========

Diluted                                                 $  (0.15)         $   0.10          $   0.35
                                                        ========          ========          ========

                See notes to consolidated financial statements.

                   MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  December 31,
                (in thousands except share and per share amounts)

                                 ASSETS                                             2000             1999
                                                                                  --------         --------
Current:
   Cash and cash equivalents                                                      $    749         $    836
   Accounts receivable, net of allowance of $836 and $410, respectively             20,891           16,232
   Inventory                                                                         8,918           11,302
   Prepaid and other current assets                                                  3,314            2,791
   Deferred income taxes                                                               724              341
                                                                                  --------         --------
          Total current assets                                                      34,596           31,502

Investment in affiliates                                                             1,813            2,057
Deferred income taxes                                                                    -                -
Property and equipment, net of accumulated depreciation                              5,135            5,011
Rental assets, net of accumulated depreciation                                       2,088            1,370
Goodwill, net of accumulated amortization of $3,353 and $2,523, respectively        19,429           20,258
Other assets, net of accumulated amortization of $1,196 and $1,088, respectively       766              121
                                                                                  --------         --------
          Total assets                                                            $ 63,827         $ 60,319
                                                                                  ========         ========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt                                              $     56         $  2,913
   Accounts payable                                                                  6,230            8,110
   Accrued expenses and other current liabilities                                   12,940            9,328
                                                                                  --------         --------
          Total current liabilities                                                 19,226           20,351

Long-term liabilities:
   Long-term debt, net of current portion                                           16,067           10,448
   Other long-term liabilities                                                         289              550
   Deferred income taxes                                                               339              159
                                                                                  --------         --------
          Total long-term liabilities                                               16,695           11,157
                                                                                  --------         --------
          Total liabilities                                                         35,921           31,508

Commitments and contingencies                                                            -                -

Stockholders' equity:
   Preferred stock, $.10 par - shares authorized
      10,000,000; no shares issued or outstanding                                        -                -
   Common stock, $.10 par - shares authorized
      50,000,000; 7,428,429 and 7,331,765 issued, respectively                         743              733
   Additional paid-in capital                                                       30,544           30,353
   Accumulated deficit                                                              (3,269)          (2,163)
                                                                                  --------         --------
                                                                                    28,018           28,923
   Less cost of 5,000 treasury shares                                                 (112)            (112)
                                                                                  --------         --------
          Total stockholders' equity                                                27,906           28,811
                                                                                  --------         --------
          Total liabilities and stockholders' equity                              $ 63,827         $ 60,319
                                                                                  ========         ========

                 See notes to consolidated financial statements.

                   MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
              For the years ended December 31, 2000, 1999, and 1998
                       (in thousands except share amounts)

                                                           Common Stock         Additional                                 Total
                                                           ------------           Paid-in     Accumulated   Treasury   Stockholders'
                                                      Shares          Amount      Capital       Deficit      Stock        Equity
                                                     ---------        ------     ---------     ---------    --------   -------------
Balance, December 31, 1997                           6,889,444        $ 689      $ 29,169      $ (5,793)     $ (112)     $ 23,953

Issuance of shares for Steele acquisition               42,391            4           245             -           -           249
Issuance of shares under compensation arrangements     269,070           27           595             -           -           622
Net income                                                   -            -             -         2,821           -         2,821
                                                     ----------       ------     ---------     ---------     -------     ---------
Balance, December 31, 1998                           7,200,905          720        30,009        (2,972)       (112)       27,645

Issuance of shares for Sparks Europe acquisition        70,160            7           221             -           -           228
Issuance of shares under compensation arrangements      60,700            6           123             -           -           129
Net income                                                   -            -             -           809           -           809
                                                     ----------       ------     ---------     ---------     -------     ---------
Balance, December 31, 1999                           7,331,765          733        30,353        (2,163)       (112)       28,811

Issuance of shares for debt restructuring               37,210            4            96             -           -           100
Issuance of shares under compensation arrangements      59,454            6            95             -           -           101
Net (loss)                                                   -            -             -        (1,106)          -        (1,106)
                                                     ----------       ------     ---------     ---------     -------     ---------
Balance, December 31, 2000                           7,428,429        $ 743      $ 30,544      $ (3,269)     $ (112)     $ 27,906
                                                     ==========       ======     =========     =========     ======      ========

                 See notes to consolidated financial statements.

                   MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        for the years ended December 31,
                           (in thousands)

                                                                           2000              1999           1998
                                                                         --------           ------         -------
Cash flows provided from operating activities:
     Net income (loss)                                                   $ (1,106)          $  809         $ 2,821
     Adjustments to reconcile net income to cash provided by
       operating activities:
          Equity in (income) loss of affiliates                                91               45             (14)
          Depreciation and amortization                                     2,724            2,597           2,036
          Deferred taxes                                                     (203)             601             799
          Write down of investment in affiliate                                 -              465               -
     Change in assets and liabilities, net of effects of acquisitions:
          (Increase) decrease in accounts receivable, net                  (4,659)             280          (6,869)
          (Increase) decrease in inventory                                  2,384           (1,836)            (47)
          (Increase) in prepaid and other assets                             (523)            (486)         (1,093)
          Increase (decrease) in accounts payable, accrued
              expenses and other                                            1,732           (3,244)          4,462
          Other operating items, net                                           33               19             247
                                                                         --------           ------         -------
              Net cash provided by (used in) operating activities             473             (750)          2,342

Cash flows from investing activities:
     Acquisition of businesses, net of cash acquired                         (261)            (367)           (681)
     Cash paid for investment in affiliates                                     -             (414)           (680)
     Capital expenditures                                                  (2,629)          (2,846)         (2,758)
     Other                                                                      -                -             (57)
                                                                         --------           ------         -------
              Net cash used for investing activities                       (2,890)          (3,627)         (4,176)

Cash flows from financing activities:
     Proceeds from revolving credit facility, net                          14,373            2,423              52
     Repayment of term and construction loans                             (11,427)               -               -
     Payments for loan origination fees                                      (432)               -               -
     Principal payments on long-term debt                                    (130)          (1,857)         (1,096)
     Payments against notes payable, sellers                                  (53)             (83)            (20)
     Proceeds from exercised stock options and stock purchases                  -              110             403
                                                                         --------           ------         -------
              Net cash provided by (used in) financing activities           2,331              593            (661)

Increase (decrease) in cash and cash equivalents                              (86)          (3,784)         (2,495)

Cash and cash equivalents - beginning of year                                 836            4,620           7,115
                                                                         --------           ------         -------
Cash and cash equivalents - end of year                                  $    750           $  836         $ 4,620
                                                                         ========           ======         =======

                 See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Marlton Technologies, Inc., its wholly-owned subsidiaries and the effects of minority investments in non-consolidated businesses (the "Company"). Investments in affiliates, representing the Company's 20% or more but less than 50% investments, are accounted for using the equity method. All inter-company accounts and transactions have been eliminated.

Activity included in the consolidated statements of operations consists primarily of the design, manufacture, sale and servicing of sophisticated custom and portable/modular trade show exhibits and the manufacturing of museum interiors, themed interiors, theme park attractions, custom store fixtures and point of purchase displays.

The Company operates in one segment.

Cash Equivalents

The Company considers all investments with an initial maturity of three months or less to be cash equivalents. Temporary cash investments comprise principally short-term government funds. At various times throughout the year the Company may maintain cash balances in excess of FDIC limits.

Inventory

Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor and manufacturing overhead costs.

Long-Lived Assets

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, ranging primarily from 3 to 10 years. Assets and accumulated depreciation accounts are reduced for the sale or other disposition of property, and the resulting gain or loss is included in income. Rental assets, which include manufactured and purchased exhibit components, are stated at cost. Depreciation is recorded on a usage basis.

The excess of cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over periods ranging from 5 to 30 years. Included in other assets are loan origination fees, which are amortized on a straight-line basis over the term of the related debt agreement.

The Company's policy is to record an impairment loss against long-lived assets, including investment in affiliates, property and equipment, goodwill and other intangibles, in the period when it is determined that the carrying amount of such assets may not be recoverable. This determination includes evaluation of factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the net assets.

Revenue Recognition

Revenues on trade show exhibit sales, themed interiors and custom store fixtures and point of purchase displays are recognized using the completed contract method. Revenues on permanent exhibit installations which are generally six months or longer in duration, are recognized on the percentage of completion method. Progress billings are generally made throughout the production process. Progress billings which are unpaid at the balance sheet date are not recognized in the financial statements as accounts receivable. Progress billings which have been collected on or before the balance sheet date are classified as customer deposits and are included in accrued expenses and other current liabilities.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company recognizes deferred tax assets and liabilities based upon the future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted tax rates in effect during the years in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high quality credit institutions. The Company's accounts receivable are primarily with customers throughout the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires progress payments which mitigate its loss exposure.

No individual customer accounted for over 10% of consolidated net sales in 2000 or accounts receivable at December 31, 2000. One customer accounted for 12% of consolidated net sales in 1999 and 13% of accounts receivable at December 31, 1999. The Company has taken steps to diversify its customer base during 1999 and 2000.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents and long-term debt. The recorded values of cash and cash equivalents approximate their fair value due to the short maturity of these instruments. The fair value of long-term debt is estimated based on current interest rates offered to the Company for similar remaining maturities. The recorded value of these financial instruments approximate their fair value at December 31, 2000 and 1999.

Per Share Data

Basic net income per common share is calculated using the average shares of common stock outstanding, while diluted net income per common share reflects the potential dilution that could occur if stock options were exercised.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which will require that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet and measured at fair value. SFAS No. 133 will be effective no later than for the Company's first quarter of 2001. In June 2000, the FASB issued SFAS No. 138, which amended SFAS No. 133. SFAS No. 138 provides additional guidance related to accounting for derivative instruments and hedging activities. This statement is applicable for fiscal years beginning after June 15, 2000. The adoption of these statements is not expected to have a material impact on the Company's consolidated results of operation, financial position or cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. REVISIONS TO 1999 CONSOLIDATED FINANCIAL STATEMENTS

The Company revised its 1999 financial statements principally as a result of inaccurate information produced for 1999 by a new computer system, which led to inaccurate cost of sales and related inventory and accounts payable amounts at December 31, 1999. None of these adjustments impacted the Company's reported cash flows. The adjustments are summarized below:

                                        (in thousands except per share amounts)
                                        ---------------------------------------

                                                   1999
                                          As previously                 1999
                                               reported           As revised
                                               --------           ----------

Cost of sales                                   $73,242             $ 74,625

Gross profit                                     21,342               19,959

Operating profit                                  4,436                3,053

Income before income taxes                        2,919                1,536

Provision for income taxes                        1,197                  727

Net income                                      $ 1,722             $    809
                                                =======             ========

Net income per common share:
Basic                                           $  0.24             $   0.11
                                                =======             ========

Diluted                                         $  0.22             $   0.10
                                                =======             ========

Inventory                                       $11,655             $ 11,302

Prepaid and other current assets                  2,321                2,791

Accounts payable                                  7,080                8,110

Accumulated deficit                              (1,250)              (2,163)

3. ACQUISITIONS

On April 1, 1998, the Company acquired 100% of the stock of Rusty Hinges, Inc. d/b/a Steele Productions ("Steele") located in the San Francisco, California area. Steele produces exhibit properties for industrial and corporate theater events throughout the United States. The transaction included a cash payment of approximately $395,000, a five year note approximating $197,000 payable in annual installments bearing interest at 7.25% per annum, and 42,391 shares of the Company's common stock valued at approximately $250,000. The excess cost of the acquisition, including related costs of the transaction, over the net assets acquired of approximately $190,000 is being amortized on a straight-line basis over 10 years. In the fourth quarter 2000, these production operations were consolidated into the Company's El Cajon, CA subsidiary.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share:

                                                               (in thousands except per share data)
                                                               ------------------------------------
                                                                2000            1999           1998
                                                                ----            ----           ----
  Net income (loss)                                         $(1,106)            $809         $2,821
                                                            ========            ====         ======
  Weighted average common
     shares outstanding used to compute
     basic net income per common share                         7,381           7,280          7,139

  Additional common shares to be issued
     assuming exercise of stock options,
     net of shares assumed reacquired                              -             511          1,001

  Total shares used to compute diluted
     net income per common share                               7,381           7,791          8,140
                                                               =====           =====          =====

  Basic net income (loss) per share                           $(.15)            $.11           $.40
                                                              ======            ====           ====
  Diluted net income (loss) per share                         $(.15)            $.10           $.35
                                                              ======            ====           ====

Options and warrants to purchase 2,100,000, 655,000 and 308,000 shares of common stock at prices ranging from $1.60 per share to $6.25 per share were outstanding at December 31, 2000, 1999 and 1998, respectively, but were not included in the computation of diluted income per common share because the options' and warrants' exercise price was greater than the average market price of the common shares.

5. STATEMENTS OF CASH FLOWS INFORMATION

Cash paid for interest in 2000, 1999 and 1998 amounted to $ 1,604,000, $1,001,000 and $770,000, respectively.

Cash paid for income taxes in 2000, 1999 and 1998 amounted to $ 788,000, $1,020,000 and $735,925, respectively.

During 2000, the following non-cash transactions took place:

o In January 2000, the Company issued 37,210 shares of its common stock having a market value of $100,000 in connection with its debt restructuring.

o The Company issued 59,454 shares of its common stock having a market value of $101,000 to certain employees under compensation arrangements.


During 1999, the following non-cash transactions took place:

o On February 19, 1999 the Company issued 70,160 shares of its common stock having a market value of $228,000 in connection with a 25% investment in Sparks Europe.

o The Company issued 60,700 shares of its common stock having a market value of $129,000 to certain employees for a stock sale and awards.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 1998, the following non-cash transactions took place:

o The Company issued 42,391 shares of its common stock having a market value of $249,000 and a five year note amounting to $197,307 bearing interest at 6% per annum, payable in five installments commencing April 1, 1999 in connection with the acquisition of Steele.

o The Company recorded approximately $1,090,000 of additional accrued consideration in connection with the acquisition of DMS.

o The Company issued 29,270 shares of its common stock to certain employees and the Company's 401(k) plan for shares, stock awards and defined contributions under the Company's employment benefit plan.

o In addition to cash of $179,646, the Company transferred its 51% majority interest in EDSI, with a book value of approximately $1,330,000, in exchange for a 25% minority interest in Abex.

6. INVENTORY

Inventories at December 31 consist of the following:

                                                  (in thousands)
                                                  --------------
                                             2000               1999
                                             ----               ----

     Raw materials                          $  252             $   481
     Work in process                         4,718               7,260
     Finished goods                          3,948               3,561
                                            ------             -------
                                            $8,918             $11,302
                                            ======             =======

7. INVESTMENT IN AFFILIATES

On February 19, 1999, the Company paid $258,451 and issued 70,160 shares of its common stock having a market value of $3.25 per share for a 25% minority interest in Hans Uljee Explotatie en Beheer B.V. ("Uljee"), a Netherlands-based organization focusing on exhibit fabrication, interior design, event displays and graphics production. The excess cost over the 25% equity acquired was $362,000 which is being amortized on a straight-line basis over 10 years. Subsequent to the Company's 25% investment, Uljee changed its name to Sparks Europe, B.V. ("Sparks Europe"). Should Sparks Europe attain defined cumulative net income levels, the Company will be required to pay an additional amount in Eurodollars and/or its common stock, at the Company's option.

On February 1, 1998, the Company exchanged its 51% majority interest in Expose Display Systems, Inc. ("EDSI") and paid approximately $180,000 in cash for a 25% equity interest in Abex Display Systems Inc. ("Abex"), a portable/modular trade show exhibit manufacturer in Los Angeles, California. On August 1, 1998, the Company paid $500,000 in cash for a 20% interest in Abex Europe, Ltd. ("Abex Europe"), a newly-formed United Kingdom corporation, headquartered in London, organized to market, assemble and distribute portable/modular exhibit products and graphics throughout the United Kingdom and Europe. In October 1999, Abex Europe went into receivership under UK law, and the Company recognized an impairment loss of approximately $465,000 related to its investment in Abex Europe.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below contains summarized unaudited 2000 financial information with respect to the Sparks Europe and Abex affiliates.

      Condensed Statement of Net Income:
                                                              (in thousands)
                                                              --------------
      Net sales                                                      $23,761
      Gross profit                                                    10,320
      Net income                                                          90

      Condensed Balance Sheets:

      Current assets                                                 $ 8,728
      Non-current assets                                               3,761
                                                                     -------
                                                                     $12,488
                                                                     =======

      Current liabilities                                            $ 5,911
      Non-current liabilities                                          4,620
      Shareholder's equity                                             1,958
                                                                     -------
                                                                     $12,488
                                                                     =======

8. PROPERTY AND EQUIPMENT

                                                                                                (in thousands)
                                                                                                --------------
                                                                                            2000              1999
                                                                                            ----              ----
Property and equipment at December 31 consist of the following:
  Manufacturing equipment and vehicles                                                    $ 1,953           $ 1,734
  Office equipment and data processing                                                      6,201             5,468
  Leasehold improvements                                                                    2,977             2,507
  Showroom exhibits and other                                                                 627               617
                                                                                          -------           -------
                                                                                          $11,758           $10,326
   Less accumulated depreciation
     and amortization                                                                       6,623             5,315
                                                                                          -------           -------
                                                                                          $ 5,135           $ 5,011
                                                                                          =======           =======

Rental assets at December 31 consist of the following:
     Rental assets                                                                        $ 4,505           $ 3,312
     Less accumulated depreciation                                                          2,417             1,942
                                                                                          -------           -------
                                                                                          $ 2,088           $ 1,370
                                                                                          =======           =======

During 1997, the Company began a multi-year project to install a computer system to support its information processing and access needs. Direct internal and external costs, subsequent to the preliminary stage of this project, were capitalized as property and equipment. Capitalized costs will be amortized over the estimated useful lives of the related assets, ranging from three to five years, beginning when each site installation or module is complete and ready for its intended use. Total depreciation and amortization of property and equipment, was $1,787,000, $1,613,000 and $1,219,000 for the years ended December 31, 2000,
1999 and 1998, respectively.

9. INTANGIBLE ASSETS

Amortization expense related to goodwill and other intangible assets was $937,000, $984,000 and $817,000 for the years ended December 31, 2000, 1999 and
1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  ACCRUED EXPENSES AND OTHER

Accrued expenses and other at December 31, consist of the following:

                                                       (in thousands)
                                                       --------------
                                                   2000              1999
                                                   ----              ----
  Customer deposits                              $ 6,702            $5,289
  Accrued compensation                             2,407             1,903
  Accrued payroll, sales and business taxes        1,458               282
  Accrued insurance costs                            302               147
  Accrued contractual costs                          212               220
  Accrued interest                                   125                49
  Other                                            1,734             1,438
                                                 -------            ------
                                                 $12,940            $9,328
                                                 =======            ======

11. DEBT OBLIGATIONS

In connection with the December 31, 1997 acquisition of DMS Store Fixtures, L.P. ("DMS"), the Company entered into a $13.5 million five-year term loan and a $6.5 million five-year revolving credit facility with a lending institution, both collateralized by all of the Company's assets. On January 21, 2000, the Company restructured its bank debt with an amended revolving credit facility, providing for borrowing capacity up to $30 million. This new facility was used to refinance the term loan and is intended to finance capital expenditures, permitted acquisitions and other working capital requirements as needed. The new facility is collateralized by all of the Company's assets and bears interest at rates based on the LIBOR adjusted for applicable spreads ranging from 2.0% to 2.75% dependent on the Company's Funded Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") ratio. The Company is subject to an annual commitment fee of 1/4 % on the average unused portion of the revolving credit facility. This new facility includes certain financial covenants requiring a minimum net worth and maintenance of certain financial ratios, and restricts the Company's ability to pay dividends. Fees totaling $532,000, comprised of $432,000 of cash payments and issuance of 37,210 shares of the Company's common stock, will be amortized over the term of the new facility. The interest rates charged during 2000 ranged from 6.31% to 8.04% for the new facility.

The Company was not in compliance with the financial covenants of the new facility at September 30, 2000 and at December 31, 2000. On February 16, 2001, the Company and the lender amended the financial covenants of the credit facility to remove $2 million for certain non-recurring charges from EBITDA for the third quarter ended September 30, 2000. Costs of $50,000 incurred in connection with this amendment will be amortized over the remaining term of the new facility.

On April 16, 2001, the Company received the appropriate waivers from the lender and amended the financial covenants of the new facility to remove $1 million for certain non-recurring charges from EBITDA for the fourth quarter ended December 31, 2000, to reduce the minimum net worth requirement from $29 million to $28 million, and to lower the Funded Debt to EBITDA ratio from 3.5:1 to 3.25:1 at June 30, 2000, to 3:1 at December 31, 2001 and to 2.75:1 thereafter. This amendment also reduced the borrowing capacity to $25 million, shortened the maturity date of the credit facility to January 21, 2004, increased certain interest spreads above LIBOR and requires the bank's consent for future Company acquisitions and further investments in affiliates. Costs of $10,000 incurred in connection with this amendment will be amortized over the remaining term of the credit facility.

The Company obtained a $1.0 million credit facility in September 1999 to fund the construction of an office expansion, which was refinanced, by the new revolving credit facility.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's debt obligations at December 31, consist of the following:

                                                                                        (in thousands)
                                                                                        --------------
                                                                                   2000                 1999
                                                                                   ----                 ----
         Revolving credit facility                                               $ 16,000              $ 1,627

         Term loan payable (refinanced by revolving credit facility)                   --               10,631

         Construction loan  (refinanced by revolving credit facility)                  --                  796

         Seller note payable, interest payable annually at 6%, principal payable in annual installments of $20,000 through
         April, 2001                                                                   20                   40

         Seller note payable, interest payable annually at 7.25%, principal payable on April 1, 1999 totaling $63,203 and four
         equal annual installments of $33,526 thereafter                              101                  134

         Other                                                                          2                  133
                                                                                  -------              -------
                                                                                   16,123               13,361
         Less current portion                                                          56                2,913
                                                                                  -------              -------
                                                                                  $16,067              $10,448
                                                                                  =======              =======

Aggregate long-term debt maturities for the next five years are as follows:

       Years ended December 31,                               Amount
       ------------------------                               ------

                 2001                                        $    55
                 2002                                             34
                 2003                                             34
                 2004                                             --
                 2005                                         16,000
                                                             -------
                                                             $16,123
                                                             =======

12. RELATED PARTY TRANSACTIONS

The Company leases two facilities from partnerships controlled by two shareholders of the Company. One lease, which expires on May 14, 2019, requires minimum annual rent of $771,000 at a fixed rate for the first 10 years, and the Company is responsible for taxes, insurance and other operating expenses. This annual rent is comparable to the amount charged by the previous lessor. There were advances of $826,000 made to one of the partnerships at December 31, 1999 included in prepaid and other current assets made in connection with a construction loan for a facility expansion. These advances were repaid in February 2000.

The second lease for a separate facility expired on April 1, 2000. The previous expiration date for this lease was May 1, 2001, which was changed, without penalty, to April 1, 2000 as a result of management's decision to relocate and consolidate its DMS operation. The annual rent for this facility was $180,000, and the Company was responsible for taxes, insurance and other operating expenses.

In connection with the DMS acquisition, employment agreements were made with two shareholders of the Company, which provide for guaranteed minimum payments of approximately $270,000 included in other accrued liabilities and $270,000 in other long-term liabilities. These agreements were mutually terminated in January 2001 eliminating the guaranteed minimum payments after February 2, 2001.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. COMMITMENTS AND CONTINGENCIES

The Company operates in leased office and warehouse facilities. Lease terms range from monthly commitments up to 240 months with options to renew at varying times. Certain lease agreements require the Company to pay supplemental costs of utilities, taxes, insurance and maintenance.

As of December 31, 2000, future minimum lease commitments under non-cancelable operating leases are as follows:

                                                             (in thousands)
                                                             --------------
              Year ended December 31,                               Amount
              -----------------------                               ------
                        2001                                        $1,953
                        2002                                         1,759
                        2003                                         1,700
                        2004                                         1,686
                        2005                                         1,686
                2006 and thereafter                                 11,782
                                                                   -------

          Total minimum lease commitments                          $20,566

Rental expense, exclusive of supplemental costs, was approximately $3,153,000, $2,564,000 and $1,840,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company is engaged in legal proceedings in the normal course of business. The Company believes that any unfavorable outcome from these suits not covered by insurance would not have a material adverse effect on the financial statements of the Company.

14. WARRANTS AND STOCK OPTIONS

Warrants

On October 12, 1999, the Company issued warrants to purchase 100,000 shares of common stock at an exercise price of $2.50 per share to the Company's financial adviser in connection with a debt restructuring project. These warrants are exercisable on or before October 12, 2004.

In December 1997, the Company issued warrants to purchase 100,000 and 62,500 shares of common stock at an exercise price of $6.19 per share to another financial advisor and a lending institution, respectively, as part of the DMS acquisition. These warrants are exercisable on or before December 31, 2001.

Stock Options

The Company has qualified and nonqualified stock option plans.

In August 1990, the Company adopted the 1990 Incentive Plan which provides for the granting of Incentive Stock Options ("ISO") and a 1990 Nonstatutory Option Plan which provides for the grantings of Nonstatutory options ("NSO") (collectively, "the 1990 Plans"). Under the 1990 Plans, 1,450,000 shares of Common Stock are authorized for issuance under options that may be granted to employees. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's, and 85% of the market value of the shares in the case of NSO's.

The Company maintains a Nonqualified Stock Option Plan ("NSOP") which provides for the granting of options primarily to employees, directors and others to purchase, for a period of five years, a maximum of 65,900 common shares at prices and terms determined by a committee appointed by the Board of Directors. Options are granted at a price not less than 85% of the market value of the shares at the date of the grant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Directors' and Consultants' Stock Option Plan provides for the granting of options to purchase up to 73,600 common shares to directors and consultants who are neither principal stockholders, nor receive salary compensation. Prices are determined as in the Nonqualified Stock Option Plan.

The 1992 Director Stock Plan ("1992 Plan") was amended in June 1998 to eliminate non-discretionary annual stock awards, to provide stock awards or options as determined by the Board and to increase the authorized shares to a total of 250,000.

In June 2000, the Company adopted the 2000 Equity Incentive Plan which provides for the granting of up to 735,000 Common Stock options, stock appreciation rights, stock units and restricted shares to employees, outside directors and consultants. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's, and 85% of the market value of the shares in the case of NSO's. Terms of other securities are determined by a committee of the Board of Directors. No options were outstanding under this plan at December 31, 2000.

The following is a summary of option and warrant transactions and exercise prices:

                                                                                                   Weighted
                                                          Shares         Price Per Share            Average
                                                          ------         ---------------            -------
Outstanding at December 31, 1997                        1,433,884         $1.60 to $7.00              $2.27
                                                        =========

Granted                                                   475,828         $2.08 to $6.88              $5.47
Expired                                                   (13,700)        $2.60 to $6.00              $4.15
Exercised                                                (239,800)        $1.60 to $4.00              $1.98
                                                        ---------

Outstanding at December 31, 1998                        1,656,212         $1.60 to $7.00              $3.10
                                                        =========

Granted                                                   195,575         $2.00 to $4.13              $2.77
Expired                                                  (156,990)        $2.00 to $6.00              $3.92
Exercised                                                  (3,575)        $2.80 to $2.80              $2.80
                                                        ---------

Outstanding at December 31, 1999                        1,691,222         $1.60 to $7.00              $3.10
                                                        =========

Granted                                                   656,064         $1.60 to $4.00             $ 2.22
Expired                                                  (607,264)        $1.60 to $7.00             $ 2.28
Exercised                                                      --               --                       --
                                                        ---------

Outstanding at December 31, 2000                        1,740,022         $1.60 to $6.25             $ 3.03
                                                        =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarized information concerning outstanding and exercisable options and warrants as of December 31, 2000:

                                                     Options Outstanding                        Options Exercisable
                                                     -------------------                        -------------------
                                                               Weighted Average
                                                               ----------------
                                         Number of                                          Number of         Weighted
                  Range of Exercise       Options         Remaining                          Options           Average
                        Prices           And Awards     Life (Years)     Exercise Price    and Awards      Exercise Price
                        ------           ----------     ------------     --------------    -----------     --------------
1990 Plans          $1.60 to $2.00          687,200         5.63             $1.80             475,000          $1.89
                    $3.38 to $4.88          189,000         6.21             $4.52             116,631          $4.30
                    --------------        ---------         ----             -----           ---------          -----

Plan Totals         $1.60 to $4.88          876,200         5.76             $2.39             591,631          $2.37
                    --------------        ---------         ----             -----           ---------          -----

NSOP                $2.00 to $2.00            7,300          .25             $2.00               7,300          $2.00
                    --------------        ---------         ----             -----           ---------          -----

1992 Plan           $2.00 to $2.88          109,331         3.24             $2.25              89,339          $2.30
                    $3.57 to $6.25           70,000         2.09             $5.10              70,000          $5.10
                    --------------        ---------         ----             -----           ---------          -----
Plan Totals         $2.00 to $6.25          179,331         2.79             $3.36             159,339          $3.53
                    --------------        ---------         ----             -----           ---------          -----

Other               $2.00 to $3.50          354,698         2.63             $2.36             193,500          $2.31
                    $3.88 to $6.25          322,493         1.72             $5.34             305,827          $5.41
                    --------------        ---------         ----             -----           ---------          -----
Total Other         $2.00 to $6.25          677,191         2.20             $3.78             499,327          $4.21
                    --------------        ---------         ----             -----           ---------          -----

Grand Total         $1.60 to $6.25        1,740,022         4.04             $3.03           1,257,597          $3.24
                    ==============        =========         ====             =====           =========          =====

The following is a summary of stock options exercisable at December 31, 2000, 1999 and 1998, and their respective weighted-average share prices:

                                                               Weighted Average
                                          Number of Shares      Exercise Price
                                          ----------------     ----------------

Options exercisable December 31, 2000        1,257,597               $3.24
Options exercisable December 31, 1999        1,569,853               $3.03
Options exercisable December 31, 1998        1,396,217               $3.00


The Company has adopted the disclosure - only provisions of SFAS No. 123, "Accounting for Stock-based Compensation." The Company will continue to apply the provisions of Accounting Principles Board Opinion 25 in accounting for its stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and diluted income per common share would have been reduced to the pro forma amount as follows:

                                                                    (in thousands except per share amounts)
                                                                    ---------------------------------------
                                                                               Year ended December 31,
                                                                               -----------------------
                                                                    2000               1999            1998
                                                                    ----               ----            ----
         Net income (loss)            As reported               $(1,106)             $809            $2,821
                                      Pro forma                  (1,358)              532             2,487
         Diluted income (loss)
           per common share           As reported                 $(.15)             $.10              $.35
                                      Pro forma                    (.18)             $.07              $.31

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Assumptions used to calculate the fair value of option grants in 2000, 1999 and 1998 include the following:

            Assumption               2000              1999              1998
            ----------               ----              ----              ----

  Dividend yield                     0.0%              0.0%              0.0%
  Risk-free rate                     6.0%              5.6%              5.4%
  Expected life                    3-5 years        2-3 years          3-4 years
  Expected volatility                 71%              60%                68%
  Fair Value                         $1.02            $1.13              $2.90

15. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code which provides retirement benefits to certain employees of the Company and its wholly-owned subsidiaries who meet certain age and length of service requirements. The Company's contribution to the Plan is determined by management. Charges to income with respect to this Plan were approximately $64,000, $105,000 and $98,000 in 2000, 1999 and 1998,
respectively.

16. INCOME TAXES

The components of the provision for (benefit from) income taxes were as follows:

                                    (in thousands)
                     2000                1999               1998
                     ----                ----               ----
   Current:
      Federal      $ (90)                $192             $  833
      State           26                   53                 97
   Deferred:
      Federal       (187)                 455                801
      State          (16)                  27                 (2)
                   -----                 ----             ------
                   $(267)                $727             $1,729
                   =====                 ====             ======

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                            2000          1999           1998
                                            ----          ----           ----

   Federal statutory rate                   (34)%          34%            34%
   State income tax, net of federal
      income tax effect                       1             3              2
   Non-deductible expenses                   14            10              3
   Other, net                                 -             -             (1)
                                            ---           ---            ---
                                            (19)%          47%            38%
                                            ===           ===            ===

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net deferred tax asset at December 31, 2000 and 1999 consist of the following:

                                                 (in thousands)
                                                 --------------
                                             2000               1999
                                             ----               ----
   Accounts receivables                     $ 174               $ 142
   Inventories                                400                  84
   Property and equipment                      61                  82
   Accrued expenses and compensation          137                 115
   Goodwill and intangibles                  (666)               (439)
   Other, net                                 279                 198
                                            -----               -----
                                            $ 385               $ 182
                                            =====               =====

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The Company has revised the cost of sales, net income, basic net loss per common share and diluted net loss per common share previously reported for the quarter ended December 31, 1999 by a reduction of $1,383,000, $913,000, $.13, and $.12, respectively.

Summarized unaudited quarterly financial data for the years ended December 31, 2000 and 1999 are:

                                                         (in thousands except per share amounts)
                                                         ---------------------------------------
                                             March 31            June 30       September 30         December 31
                                             --------            -------       ------------         -----------
  2000
  Net sales                                   $25,052            $24,790            $21,482             $21,209
  Gross profit                                  6,436              5,553              4,065               4,271
  Net income (loss)                               616                210             (1,255)               (677)
  Basic net income (loss)
    per common share                              .08                .03               (.17)               (.09)
  Diluted net income (loss)
    per common share                              .08                .03               (.17)               (.09)

  1999
  Net sales                                   $25,791            $24,027            $21,921             $22,845
  Gross profit                                  5,561              4,750              5,177               4,471
  Net income (loss)                               838                212                316                (557)
  Basic net income (loss)
    per common share                              .12                .03                .04                (.08)
  Diluted net income (loss)
    per common share                              .11                .03                .04                (.08)